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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



SEC FILE NUMBER
8-10781

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/ 1/ 2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Security Distributors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One SW Security Benefit Place
(No. and Street)

Topeka	KS	66636-0001
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Susan Lacey 785-438-3648
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young
(Name – *if individual, state last, first, middle name*)

1200 Main Street, Suite 2500	Kansas City	MO	64015
(Address)	(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 29 2016
DIVISION OF TRADING & MARKETS

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Susan Lacey, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Security Distributors, Inc., as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Signature

Susan Lacey, FINOP

Title

Notary Public



Erin Cook
NOTARY PUBLIC~STATE OF KANSAS
MY APPT EXP: 10/6/2016

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


Building a better
working world

Ernst & Young LLP
One Kansas City Place
Suite 2500
1200 Main Street
Kansas City MO 64105-2143

Tel: +1 816 474 5200
Fax: +1 816 480 5369
ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder
Security Distributors, Inc.

We have audited the accompanying statement of financial condition of Security Distributors, Inc. (the Company) as of December 31, 2015. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Security Distributors, Inc., at December 31, 2015, in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP

February 26, 2016

Security Distributors, Inc.
(an Indirect Wholly Owned Subsidiary of
Security Benefit Corporation)

Statement of Financial Condition

December 31, 2015

Contents

Security Distributors, Inc.
(an Indirect Wholly Owned Subsidiary of
Security Benefit Corporation)

Statement of Financial Condition

December 31, 2015
(In Thousands, Except Per Share Data)

Assets		
Cash and cash equivalents	$	12,323
Cash segregated in compliance with federal regulations		3,594
Notes receivable from affiliate		10,000
Receivables:		
Redemptions (including $821 due from affiliates)		18,575
Revenue sharing (including $1,003 due from affiliates)		3,519
Other due from affiliates		676
Other receivables		907
Deferred selling commissions, net of accumulated amortization of $14,650		2,080
Total assets	$	51,674
Liabilities and stockholder's equity		
Liabilities:		
Accounts payable	$	9,846
Purchases of insurance products (including $600 due to affiliates)		9,281
Other due to affiliates		2,145
Net deferred income taxes		834
Other liabilities		142
Total liabilities		22,248
Stockholder's equity:		
Common stock, $10 par value; 2,500 shares authorized; 2,000 shares issued and outstanding		20
Capital in excess of par value		35
Contributed capital		21,250
Retained earnings		8,121
Total stockholder's equity		29,426
Total liabilities and stockholder's equity	$	51,674

See accompanying notes.

Security Distributors, Inc.
(An Indirect Wholly Owned Subsidiary of
Security Benefit Corporation)

Notes to Statement of Financial Condition

(In Thousands)

December 31, 2015

1. Ownership and Nature of Business

Security Distributors, Inc. (the Company) is a wholly owned subsidiary of Security Benefit Life Insurance Company (SBL), which is a wholly owned subsidiary of Security Benefit Corporation (SBC). The Company is registered as a broker/dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company primarily distributes variable annuities sponsored by affiliated companies, mutual funds available through such annuities, and mutual fund custodial accounts. Effective January 1, 2015, Security Benefit Business Services, LLC (SBBS) was formed to centralize certain functions and processes. All employees and the majority of expenses are paid by SBBS, and these costs are then billed to the Company.

2. Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Commissions include point-of-sale fees for mutual fund and variable annuity transactions and are recognized when earned. Support fees are asset-based fees that are generally based on a contractual fee as a percentage of assets and recognized when earned. Revenue-sharing fees represent amounts earned under agreements with the investment advisors and/or underwriters of both affiliated and unaffiliated mutual funds that are in the underlying variable annuities. These fees are accrued and paid on a monthly basis based on contractual agreements. Management fee income from affiliates reimburses the Company for expenses incurred related to fixed products sold by an affiliate. These fees are settled monthly.

2. Significant Accounting Policies (continued)

Deferred Selling Commissions

The Company defers certain costs, principally sales commissions, paid to broker/dealers in connection with the sale of certain variable annuity products with distribution fees and contingent deferred sales charges. These deferred selling commissions are amortized based on the revenue stream of contingent deferred sales charges and distribution fees.

Cash and Cash Equivalents

Cash and cash equivalents include operating cash, other investments with original maturities of 90 days or less, and money market funds principally supported with cash and cash equivalent funds.

Cash Segregated in Compliance with Federal Regulations

Cash segregated in compliance with federal regulations consists of cash on deposit in special reserve bank accounts for the exclusive benefit of clients under Rule 15c3-3 of the Securities Exchange Act of 1934.

Determination of Fair Value

Under Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, *Fair Value Measurement*, the Company bases fair value on the price that would be received to sell an asset or paid to transfer a liability (i.e., exit price) in an orderly transaction between market participants at the measurement date. It is the Company's policy to maximize the use of observable inputs and minimize the use of unobservable inputs when developing fair value measurements, in accordance with the fair value hierarchy in ASC 820.

The Company holds money market funds as cash equivalents in the amount of $5,778, which are Level 1 financial assets measured at fair value based upon unadjusted quoted prices for identical instruments traded in active markets. There were no assets transferred between Levels 1, 2, and 3 during the year ended December 31, 2015. The only activity relates to the purchase and redemption of money market funds.

2. Significant Accounting Policies (continued)

Redemption Receivables/Insurance Product Payables

Redemption receivables are amounts related to shareholder redemptions, which have been requested, but not yet received, from fund companies. Insurance product payables are amounts related to shareholder purchases, which have been requested, but not yet settled, with fund companies. These balances are typically settled one day after receiving a shareholder's request.

Income Taxes

The Company files a separate federal income tax return. The provision for income taxes includes current federal and state income tax expense or benefit and deferred income tax expense or benefit. The Internal Revenue Service (IRS) is not currently examining any of the Company's federal tax returns. With few exceptions, the Company is no longer subject to U.S. and state examinations by tax authorities for the years before 2012.

Deferred income tax assets and liabilities are determined based on differences between the financial reporting and income tax bases of assets and liabilities and are measured using the enacted tax rates and laws. Deferred income tax assets are subject to ongoing evaluation of whether such assets will be realized. The ultimate realization of deferred income tax assets depends on generating future taxable income during the periods in which temporary differences become deductible. If future income is not generated as expected, deferred income tax assets may need to be written off through the establishment of a valuation allowance.

The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. As of December 31, 2015, the Company does not have any uncertain tax positions.

On January 1, 2016, SDI converted to a single member limited liability company under Kansas law. On such date, SDI will become a disregarded entity under Security Benefit Life for federal tax purposes.

(In Thousands)

2. Significant Accounting Policies (continued)

Recently Adopted Accounting Pronouncements

In May 2014, the FASB issued Accounting Standards Update (ASU) 2014-09, *Revenue from Contracts with Customers*. This authoritative guidance outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers, and supersedes most current revenue recognition guidance, including industry-specific guidance. The core principle of the revenue standard is that an entity recognize revenue to reflect the transfer of a promised good or service to customers in an amount that reflects the consideration to which the entity expects to be entitled to in exchange for the good or service. The guidance also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to fulfill a contract. Entities have the option of using either a full retrospective or a modified retrospective approach for the adoption of the new standard, which becomes effective for fiscal years beginning after December 15, 2016. In August 2015, FASB issued Accounting Standards Update No 2015-14, *Revenue from Contracts with Customers (Topic 606)*. The amendments in this Update defer the effective date of Update 2014-09 for all entities by one year. Therefore, ASU 2014-09 will be effective for the Company's fiscal year beginning January 1, 2018. The Company is currently evaluating the impacts of this new guidance on our financial statements.

3. Income Taxes

Deferred income taxes consist of the following as of December 31, 2015:

Deferred income tax liabilities	$	(834)
Deferred income tax assets		-
Net deferred income taxes	$	(834)

The principal temporary differences arise from deferred selling commissions, property and equipment, and certain accrued liabilities.

(In Thousands)

4. Deferred Selling Commissions

An analysis of the deferred selling commissions asset balance is presented below for the year ended December 31, 2015:

Net, balance at beginning of year	$	2,204
Costs deferred during the year		609
Amortized to expense during the year		(733)
Balance at end of year	$	2,080

As of December 31, 2015, there has been no impairment taken on the deferred selling commissions.

5. Related-Party Transactions

On February 21, 2014, the Company entered into a short-term intercompany promissory note due from SBC totaling $4,000 payable in full on February 20, 2015. On February 20, 2015, this note was extended and is now payable in full on February 20, 2016. Interest on the principal amount of the note is due and payable at an annual rate of 3.18% with interest due at maturity.

On April 25, 2014, the Company entered into a short-term intercompany-promissory note due from SBC totaling $6,000 payable in full on April 19, 2015. On April 24, 2015, this note was extended and is now payable in full on April 23, 2016. Interest on the principal amount of the note is due and payable at an annual rate of 2.70% with interest due at maturity.

The Company's financial condition does not necessarily reflect what might have occurred had the Company operated outside of its affiliate group.

6. Contingencies

In the ordinary course of business, the Company is in discussions with its regulators about matters raised during regulatory examinations or otherwise subject to their inquiry. These matters could result in censures, fines, or other sanctions. Management believes the outcome of any resulting actions will not be material to the Company's results of operations or financial condition. However, the Company is unable to predict the outcome of these matters.

(In Thousands)

6. Contingencies (continued)

Legal proceedings and other matters may have arisen in the ordinary course of the Company's business. Management is of the opinion that the Company has substantial defenses with respect to these matters, and the Company's ultimate liability, if any, resulting from such matters will not be material to its results of operations or its financial condition.

7. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1 under the Securities Exchange Act of 1934). The Company computes its net capital requirements under the basic method, which requires the maintenance of minimum net capital (greater of $25 or 6 2/3% of aggregated indebtedness) and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Advances to affiliates, dividend payments, and other equity withdrawals are subject to certain notification and other provisions of the SEC Uniform Net Capital Rule or other regulatory bodies.

At December 31, 2015, the Company had net capital of $11,033, which was $9,605 in excess of its required net capital of $1,428. The Company claims exemption from Rule 15c3-3, which requires a reserve with respect to customer funds, pursuant to Paragraph (k)(2)(i) thereof. The Company's ratio of aggregate indebtedness to net capital was 1.94 to 1 at December 31, 2015.

8. Subsequent Events

As disclosed in Note 2, on January 1, 2016, the Company converted to a single member limited liability company under Kansas law. Income taxes will not be recorded on Security Distributors LLC and remaining deferred tax liabilities will be recorded as income January 1, 2016.

The Company has performed an evaluation of subsequent events through the date that the financial statements were issued. On February 20, 2016, the Company extended the maturity on SBC Note 1 to February 20, 2017. Interest on the principal amount of the note is due and payable at an annual rate of 5.0% with interest due at maturity. There were no other events that occurred that were required to be recognized or disclosed in the accompanying financial statements.


SECURITY BENEFIT


Building a better
working world

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

To the Board of Directors and Management
Security Distributors, Inc.

We have performed the procedures enumerated below, which were agreed to by the Board of Directors and management of Security Distributors, Inc., the Securities Investor Protection Corporation (SIPC), the Securities and Exchange Commission, and the Financial Industry Regulatory Authority, in accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934. We performed the procedures solely to assist the specified parties in evaluating Security Distributors, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the period of January 1, 2015 through December 31, 2015. Security Distributors, Inc.'s management is responsible for Security Distributors, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries.

   There was no assessment due.

2. Compared the amounts reported on schedules derived from the FOCUS reports and the general ledger for the period from January 1, 2015 through December 31, 2015, with the amounts reported in Form SIPC-7 for the period from January 1, 2015 through December 31, 2015.

   There were no findings.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers derived from the general ledger.

   There were no findings.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related supporting schedules and working papers supporting the adjustments.

   There were no findings.


Building a better
working world

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the period from January 1, 2015 through December 31, 2015. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 26, 2016

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended 12/31/2015
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

19*19*******2651*********************MIXED AADC 220
010781 FINRA DEC
SECURITY DISTRIBUTORS INC
ATTN: AMY LEE
ONE SECURITY BENEFIT PLACE
TOPEKA KS 66636-0001

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Susan Lacey (785)438-3648

2. A.	General Assessment (item 2e from page 2)	$ —
B.	Less payment made with SIPC-6 filed (**exclude interest**) ______ Date Paid	( )
C.	Less prior overpayment applied	(111)
D.	Assessment balance due or (overpayment)	(111)
E.	Interest computed on late payment (see instruction E) for______days at 20% per annum	—
F.	Total assessment balance and interest due (or overpayment carried forward)	$ (111)
G.	PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above) $______	
H.	Overpayment carried forward $(______)	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Security Distributors, Inc.
(Name of Corporation, Partnership or other organization)

Susan J Lacey
(Authorized Signature)

Dated the 26 day of February, 20 16.

VP + Controller
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended **12/31/2015**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

19*19*******2651**********************MIXED AADC 220
010781 FINRA DEC
SECURITY DISTRIBUTORS INC
ATTN: AMY LEE
ONE SECURITY BENEFIT PLACE
TOPEKA KS 66636-0001

SEC
Mail Processing
Section
FEB 29 2016
Washington DC
416

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Susan Lacey (785)438-3648

2. A. General Assessment (item 2e from page 2) $ —
   B. Less payment made with SIPC-6 filed (**exclude interest**) ( )

   Date Paid
   C. Less prior overpayment applied (111)
   D. Assessment balance due or (overpayment) (111)
   E. Interest computed on late payment (see instruction E) for______days at 20% per annum —
   F. Total assessment balance and interest due (or overpayment carried forward) $ (111)
   G. PAID WITH THIS FORM:
      Check enclosed, payable to SIPC
      Total (must be same as F above) $________
   H. Overpayment carried forward $(________)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Security Distributors, Inc.
(Name of Corporation, Partnership or other organization)

Susan J Lacey
(Authorized Signature)

Dated the 26 day of February, 20 16.

VP + Controller
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions: